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Filed by Pharmacopeia, Inc. This communication is
filed pursuant to Rule 425 under the Securities Act
of 1933, as amended, and deemed filed pursuant
to Rule 14a-6 of the Securities Act of 1934, as amended.
Subject Company: Pharmacopeia, Inc.
Registration No.: 333-70740

For Immediate Release

EOS TRANSFERS LEAD ANTIBODY TARGET TO PHARMACOPEIA FOR SMALL MOLECULE DRUG DEVELOPMENT

—Pre-merger collaboration underscores rationale for merger of two companies—

Princeton, NJ and South San Francisco, CA, January 8, 2002—Pharmacopeia, Inc. (Nasdaq: PCOP) and Eos Biotechnology, Inc. (Eos) today announced the transfer of Eos' lead therapeutic antibody target (AAB1) to Pharmacopeia and the initiation of high-throughput screening by Pharmacopeia to identify potential small molecule drug candidates. The two companies will jointly own all compounds arising from this partnership. This agreement underscores the rationale for combining the companies' complementary expertise in genomics-based drug target discovery, therapeutic antibody identification and development, and small molecule screening and optimization as they proceed with their proposed merger.

Eos' antibody target is a member of the integrin family of proteins known to be involved in angiogenesis, or new blood vessel formation. Inhibitors of this target protein are expected to have utility in the treatment of a wide range of solid tumor cancers and potentially other non-cancerous diseases. Eos has a series of antibodies that bind to AAB1 and has selected its lead therapeutic antibody candidate for Good Manufacturing Practices manufacturing. Eos has demonstrated that the binding of its lead antibody candidate to this target reduces new blood vessel formation in models systems. As a result, Eos believes that this candidate may inhibit angiogenesis and the growth of tumors in patients. This antibody candidate is currently in preclinical development and will likely enter clinical development in 2002. As the target, validated by this antibody approach, is also amenable to small molecule inhibitors, Pharmacopeia scientists have commenced screening the drug target using high throughput assays jointly developed by the two companies and Pharmacopeia's extensive libraries of small molecules to identify orally active small molecule drug candidates. Knowledge of the target and experience treating cancers with the antibody are expected to provide important insights into the identification and optimization of novel, targeted chemical compounds with robust and sustained activity ideal for oral drug use.

"This exemplifies how the combined resources and assets of Eos and Pharmacopeia can be used to leverage and enhance the commercial potential of high quality drug targets identified using Eos' leading edge drug discovery technologies," said Joseph A. Mollica, Ph.D., Pharmacopeia's Chairman, President and Chief Executive Officer. "This is an important first step in our combining the two companies and the development of a complete and fully integrated drug discovery and development business that we believe will eventually afford considerably higher revenue and growth opportunities than either company could generate alone."

"Eos has succeeded in identifying many disease-enriched and disease-specific targets from major cancers and angiogenesis," said David W. Martin, M.D., Eos' President and Chief Executive Officer.

"By combining with Pharmacopeia, we extend our proven target discovery and validation capabilities with an established small molecule resource. This two pronged approach is designed to take advantage of the more rapid development of antibodies for intravenous based treatments, followed by orally active small molecule therapeutics for greater ease of use, and to position the combined company to maximize the potential commercial opportunities afforded from the availability of high quality drug targets."

Pharmacopeia (www.pharmacopeia.com) is a leader in enabling science and technology that accelerates and improves the drug discovery and chemical development processes. Pharmacopeia's Drug Discovery segment integrates proprietary small molecule combinatorial and medicinal chemistry, high-throughput screening, in-vitro pharmacology, computational methods and informatics to discover and optimize lead compounds. Pharmacopeia's software subsidiary, Accelrys, develops and commercializes molecular modeling and simulation software for the life sciences and materials research markets, cheminformatics and decision support systems, and bioinformatics tools including gene sequence analysis. The business also provides consulting services to its customers in drug discovery and chemical development. Pharmacopeia employs approximately 800 people, generated 2000 revenues of approximately $119 million, and is headquartered in Princeton, NJ.

Eos (www.eosbiotech.com) has designed and built an integrated platform of custom genomics-based tools to discover and validate targets and to discover antibody therapeutics that are highly specific in the treatment of cancer, angiogenesis, and inflammatory disease. Currently, these targets from some of the most common cancers and angiogenesis are in the validation process or development pipeline. The company believes that at least 30% of the therapeutic antibody targets already identified are also appropriate for small molecule drug development. It is believed that the Eos-Pharmacopeia merger will enable the combined company to more fully leverage the genome for discovering and validating molecular targets and for generating antibody and pharmaceutical therapeutics. The combination of Eos' skills and assets with Pharmacopeia's leadership in chemistry, computation, and informatics products, will generate a genome-centric, biology-driven, chemistry-rich company. The combined company will provide a full spectrum of drug discovery and development capabilities from target discovery and validation, through antibody and small molecule lead discovery, lead enhancement and optimization, and pre-clinical and clinical development.

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, AS IT CONTAINS IMPORTANT INFORMATION. Security holders may receive a free copy of the proxy statement/prospectus, as well as other related documents filed by Pharmacopeia, at the Web site of the Securities and Exchange Commission (the "SEC"), http://www.sec.gov. In addition, copies of documents filed with the SEC by Pharmacopeia can be obtained, without charge, by directing a request to MacKenzie Partners by email to: proxy@mackenziepartners.com or call (800) 322-2885 or to Pharmacopeia Investor Relations at P.O. Box 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward- looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

CONTACTS:
Pharmacopeia, Inc.
Sue Rodney, Manager, Investor Relations
(609) 452-3600

Eos Biotechnology, Inc.
David Martin, M.D., President & CEO
(650) 246-2302

Noonan/Russo Communications
Emily Katz
(415) 677-4455, ext. 282

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EOS TRANSFERS LEAD ANTIBODY TARGET TO PHARMACOPEIA FOR SMALL MOLECULE DRUG DEVELOPMENT
—Pre-merger collaboration underscores rationale for merger of two companies—